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Exhibit 1

17 December, 2002

159/02-jmd

For immediate release

DURBAN ROODEPOORT DEEP, LIMITED ACQUIRES 14% INTEREST IN

EMPEROR MINES LIMITED

        Durban Roodepoort Deep, Limited (DRD) is pleased to announce that it has entered into a share purchase agreement to acquire approximately 14% of the issued share capital of Emperor Mines Limited (Emperor). The agreement is subject only to South Africa Reserve Bank approval.

        The price payable is A$0.75 per Emperor share, which represents a 9% premium to the weighted average share price for the 30-day trading period prior to the execution of the agreement.

        Emperor has recently begun a Phase 2 Expansion Plan at its flagship Vatukoula gold mine in Fiji that is expected to lift annual gold production to 180 000 ounces and significantly reduce cash operating costs. The expansion is to be fully financed via a A$26 million credit facility from ANZ Bank, cash reserves and forecast cash flow.

        With the Phase 2 Expansion under way and fully financed, Emperor is now in a position to consider further growth opportunities. The timing of DRD's investment is recognition of this fact and is indicative of full support for Emperor's ambitions in the Australasian region.

        Commenting on the transaction, DRD Chairman and Chief Executive Officer Mark Wellesley-Wood said: "Emperor's energetic management team has had considerable recent success at its Vatukoula gold mine. We believe that this team will be able to replicate its success elsewhere in the region."

        Emperor Chief Executive Officer Greg Starr said in a company statement: "There are numerous similarities between the business strategies and management styles of Emperor and DRD. We believe that the relationship between the two companies, cemented by this transaction, will offer both parties significant benefits in enacting their growth strategies. We have great admiration for the current management team at DRD and, with their support, hope to emulate the growth and success they have achieved in South Africa in the Australasian region."

        The Emperor statement welcomed DRD's investment and added that the company was "pleased to have a successful, growth-oriented mining company as its major shareholder.

        "Emperor looks forward to working closely with DRD management where common objectives and synergies are believed to exist".

        Following completion of the transaction it has been proposed that both Gordon Toll and Ed Flood, representatives of Ivanhoe Mines Limited, the outgoing major shareholder, will step down from the Board positions they hold at Emperor. The independent directors of Emperor will then invite Mark Wellesley-Wood and David Baker from DRD to join the Emperor Board.

For further information please contact::

In South Africa:
James Duncan
Russell & Associates
+2711 8803924 (office)
+27 82 892 8052 (mobile)

In Australia:
Paul Downie
Porter Novelli
+618 9386 1233 (office)
0414 947 129 (mobile)

Website: www.drd.co.za

About Emperor Mines Limited:

        Emperor Mines Limited (ASX code EMP) is an Australian based company that owns the Vatukoula underground gold mine in Fiji and has gold exploration interests around the mine site and elsewhere within the main island of Viti Levu and to the northeast on the island of Vanua Levu.

        Implementation of the Phase 2 Long Term Operating Strategy at Vatukoula is currently underway. The strategy involves the expansion of activities to fully utilize the production capability of the mine and thereby maximize efficiencies through economies of scale. The Phase 2 Strategy aims to increase mine output by 40% over the next 3 years to 800,000 tonnes (mill capacity) and gold production by some 35% to approximately 180,000 ounces.

        Over 6.4 million ounces of gold have been mined at Vatukoula since 1933. As at 30 June 2002 Emperor had 1.0 million ounces in reserves and 4.2 million ounces in resources. On-going exploration is expected to further extend the life of the mine.

        The market capitalisation of Emperor is approximately A$80 million (US$44 million).

        Emperor is also pursuing new gold mining opportunities which can generate greater shareholder wealth.

For further information please contact:
Andrew Cooke
Company Secretary
Emperor Mines Limited
Phone: +612 9299 7422

Website: www.emperor.com.au

About Durban Roodepoort Deep, Limited

        Durban Roodepoort Deep, Limited (DRD) is a dynamic, driven and independent gold mining company. The company, established in 1895, is based in South Africa, with substantial operations in that country and an operation in Papua New Guinea. DRD's mission is to maintain its independent status and to focus on extending ore reserve life safely and profitably.

        Gold is DRD's main product, derived both from deep-level and opencast gold mining, and from the retreatment of surface material. The current operations have been amalgamated and acquired since 1997. Since then, production has risen from under 100 000 ounces a year to 1.1 million ounces. DRD now ranks as fourth largest in terms of gold production in South Africa and 13th internationally.

        The company's attributed mineral resource base as at 30 June 2002 was 611.3 million tonnes, containing 70.85 million ounces. Attributed mineral reserves were 126.5 million tonnes, containing 16.3 million ounces of proved and probable gold. Attributed underground mineral reserves comprised 15.0 million ounces.

        East Rand Proprietary Mines (ERPM), in which DRD acquired a 40% interest in October 2002, has an attributed mineral resource of 2.2 million and mineral reserve of 0.6 million ounces.

        The market capitalisation of this growth-orientated company is approximately R7.0 billion (US$775 million).

        DRD's South African interests comprise:

  •
  Blyvooruitzicht Mine;

  •
  the North West Operations (Hartebeestfontein and Buffelsfontein Mines); and

  •
  40% of Crown Gold Recoveries and ERPM.

        DRD's operation in Papua New Guinea is the Tolukuma Mine.

        DRD is a public company with its primary listing on the Johannesburg Stock Exchange and secondary listings on the London Stock Exchange, the Brussels Bourse, the Australian Stock Exchange (primary listing), the Paris Bourse and Nasdaq in the United States. The company's shares are also traded on the Berlin OTC Market and the Regulated Unofficial Market of the Frankfurt Stock Exchange.

For further information please contact:

In South Africa:
James Duncan
Russell & Associates
(+2711) 8803924 (office)
(+27) 82 892 8052 (mobile)

In Australia:
Paul Downie
Porter Novelli
+618 9386 1233 (office)
0414 947 129 (mobile)

Website: www.drd.co.za

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Exhibit 1